June 18, 2007




VIA EDGAR

Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628



                  RE: ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED SCHEDULE TO/13E-3 FILED ON MAY 25, 2007
                           FILE NO. 05-50088

Dear Pam:

         We refer to your letter dated June 11, 2007 setting forth the comments of the Staff to the Schedule TO/13E-3 (including the U.S. Offer Document incorporated therein by reference) filed by Asia Satellite Telecommunications Holdings Limited ("AsiaSat"), AsiaCo Acquisition Ltd. ("AsiaCo"), Able Star Associates Limited ("Able Star"), GE Capital Equity Investments, Inc. ("GE Equity"), Bowenvale Limited ("Bowenvale"), CITIC Group ("CITIC") and General Electric Capital Corporation ("GECC") (collectively, the "Filing Persons").

         We have set forth the text of the Staff's comment followed by our response. We note that, where the Staff's comment relates to matters within the knowledge of particular Filing Persons, the responses below are submitted on behalf of those Filing Persons.

1. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT NUMBER 1. WHILE WE NOTE THAT THE MANDATORY OFFER IS AN OFFER FOR ALL THE OUTSTANDING SUBJECT SECURITIES, PLEASE ADDRESS THE REQUIREMENT THAT THE SHARES OF THE COMPANY

Pamela Carmody                                                                2
Securities and Exchange Commission


         REMAIN LISTED ON STOCK EXCHANGE. SEE SECTION II.F.2B OF SEC RELEASE NO. 33-7760 (OCTOBER 2, 1999) AND IN PARTICULAR FOOTNOTE 195 THERETO.

RESPONSE TO COMMENT 1:

We believe, for the two reasons set forth below, that the financial statements of the bidder can be omitted as the Offeror does not believe such disclosure is material to the decision of an AsiaSat Shareholder, ADS Holder or Optionholder to tender its AsiaSat securities.

First, there is no financing condition to the Offers (in fact, the Offers are completely unconditional) and the Offers are cash-only offers for up to all outstanding AsiaSat securities. All AsiaSat Shareholders will be able to tender their shares and all ADS Holders will be able to tender their ADSs. There will be no proration, and none of the AsiaSat Shareholders or ADS Holders who tender will have any have further interest in AsiaSat.

Second, in view of the fact that the Offeror and its affiliates (which are its ultimate shareholders) already own interests in AsiaSat representing approximately 68.75% of the voting rights in AsiaSat via their interests in Bowenvale Limited and have appointed 8 of the 13 current directors of AsiaSat, the purpose of the Offers cannot be said to be "for control" of the subject company (as contemplated in Section II.F.2.(a) of Release 33-7760; see note 195 and the text accompanying such note). Under the general definitions of "control" under the Securities Exchange Act 1934 and the Securities Act of 1933, a shareholder that has the ability to influence the management and affairs of a person by holding more than a majority of the voting shares of such person and having the power to designate a majority of the person's directors, should be deemed to already have control of such person. From the perspective of minority shareholders who decide not to tender, the control of the Offeror and its affiliates relative to such minority shareholders would not be expected to materially change as a result of the Offers.


                                                * * *

         We trust that the foregoing are responsive to the Staff's comments. Your prompt review of our responses would be greatly appreciated. If you have any questions please do not hesitate to contact the undersigned at (+44) 20 7367 1601.

                                                 Sincerely,

                                                 /s/ Mark S. Bergman
                                                 ---------------------------
                                                 Mark S. Bergman

Pamela Carmody                                                                3
Securities and Exchange Commission




cc: Catherine Chang, Asia Satellite Telecommunications Holdings Limited Lawrence Vranka, Jr., Linklaters
       Scott I. Sonnenblick, Linklaters
       Joseph T. Verdesca, Weil Gotshal & Manges LLP